UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

JUHL WIND, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

 (Title of Class of Securities)

48131M102

 (CUSIP Number)

Greenview Capital, LLC
100 E. Cook Road, Suite 101, Libertyville, Illinois 60048

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2010

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment   containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 48131M102

1	NAME OF REPORTING PERSONS

Greenview Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                            (a)  ☐
                            (b)  ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,845,239[1]
8 SHARED VOTING POWER 1,040,680[2]
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,885,919

CUSIP NUMBER 48131M102

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1Includes 1,845,239 shares held by the Reporting Person and its individual members (John Prinz and Gene Maher).

2Includes 180,466 shares of common stock held by Daybreak Special Situations Master Fund, Ltd., an affiliate of Greenview, 260,000 shares of common stock issuable upon conversion of Series A Preferred Stock held by Daybreak Special Situations Master Fund, Ltd. and 600,214 shares of common stock issuable upon conversion of Series B Preferred Stock held by Daybreak Special Situations Master Fund, Ltd.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, Par Value $0.0001(the "Stock"), of Juhl Wind, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 996 190th Avenue, Woodstock, MN  58186.

ITEM 2.  IDENTITY AND BACKGROUND.

 (a)              The name of the reporting person is Greenview Capital, LLC (the “Reporting Person”).

 (b)              The address of the Reporting Person is 100 E. Cook Road, Suite 101, Libertyville, Illinois 60048.

 (c)              N/A.

 (d)              During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e)              During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NUMBER 48131M102

 (f)              The Reporting Person is a Delaware limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 On June 24, 2008, the Reporting Person received its shares of common stock in payment for its fee for services in connection with the Issuer’s exchange transaction consummated on that date.

ITEM 4.  PURPOSE OF TRANSACTION.

 The Reporting Person acquired the Stock pursuant to the transactions described in Item 3 of this Schedule 13D which is incorporated herein by reference.

 The Reporting Person has no plans or proposals which relate to or would result in:

 (a)              The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

 (b)              An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

 (c)              A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

 (d)              Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

 (e)              Any material change in the present capitalization or dividend policy of the Issuer;

 (f)              Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

 (g)              Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

 (h)              Causing a class of securities of the Issuer to be delisted from a national securities exchange or to case to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP NUMBER 48131M102

 (i)              A class of securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

 (j)              Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

 (a)              The Reporting Person is the beneficial owner of 2,961,794 shares of Common Stock of the Issuer, representing approximately 13.11% of the issued and outstanding shares of the Issuer’s Common Stock based upon 21,157,401 shares of Common Stock outstanding as of August 11, 2010 as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2010, filed with the SEC on August 16, 2010.  The shares of common stock underlying convertible shares are deemed outstanding for purposes of computing the percentage of the Reporting Person.

 (b)              The powers that the Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page of this Schedule which is hereby incorporated herein by reference.

 (c)              On July 1, 2010, Daybreak Special Situations Master Fund, Ltd., an affiliate of the Reporting Person, received its quarterly award of common stock issued as a dividend on its Series A Preferred Stock.  With the exception of this award, during the past sixty days, the Reporting Person has not effected a transaction in the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP NUMBER 48131M102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 20, 2010

GREENVIEW CAPITAL, LLC

By	/s/ John G Prinz

Its	PRINCIPAL